UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number of issuing entity: 333-144832-05

HYUNDAI AUTO RECEIVABLES TRUST 2010-B

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-144832

HYUNDAI ABS FUNDING CORPORATION

(Exact name of depositor as specified in its charter)

HYUNDAI CAPITAL AMERICA

(Exact name of sponsor as specified in its charter)

3161 Michelson Drive, Suite 1900

Irvine, California 92612

(949) 732-2697

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hyundai Auto Receivables Trust 2010-B: Class A-1, Class A-2, Class A-3 and Class A-4 Notes

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Hyundai Auto Receivables Trust 2010-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 30, 2015	HYUNDAI AUTO RECEIVABLES TRUST 2010-B

By: Hyundai Capital America (not in its individual capacity, but solely as Administrator on behalf of the Issuing Entity)

	By:	/s/ Min Sok Randy Park
	Name:	Min Sok Randy Park
	Title:	Chief Financial Officer